IBKR SECURITIES SERVICES LLC
(SEC I.D. No. 8-28569)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document.

IBKR Securities Services LLC
Table of Contents



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel.: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and the Members of
IBKR Securities Services LLC
Greenwich, CT

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IBKR Securities Services LLC (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 25, 2022

We have served as the Company's auditor since 1985.

IBKR Securities Services LLC
Statement of Financial Condition
As of December 31, 2021

(Dollars in thousands)

Assets

Cash and cash equivalents	$	59,637
Cash segregated for regulatory purposes		1,000
Receivables from brokers, dealers, and clearing organizations		9,756
Receivables from affiliates		58
Dividends and interest receivable		291
Other assets		333
Total assets	$	71,075

Liabilities and members' capital

Liabilities		
Securities loaned	$	8
Payables to affiliates		920
Accounts payable, accrued expenses and other liabilities		104
Total liabilities		1,032
Members' capital		70,043
Total liabilities and members' capital	$	71,075

See accompanying notes to the statement of financial condition.

IBKR Securities Services LLC
Notes to the Statement of Financial Condition
December 31, 2021
(Dollars in thousands, unless otherwise noted)

1. Organization and Nature of Business

IBKR Securities Services LLC (the "Company"), a Connecticut limited liability company, is a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act") with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not carry securities accounts for customers.

The Company acts primarily as a Securities Intermediary under a Securities Account Control Agreement ("SACA") between the Company, its affiliate Interactive Brokers LLC's ("IB LLC") and IB LLC's customers who are participating in IB LLC's Fully-Paid Lending Program ("FPLP"). Pursuant to the SACA, IB LLC and its customers have engaged the Company to hold collateral on deposit for the benefit of IB LLC's customers under the FPLP and to perform certain other functions.

The Company is 99.99% owned by IBG LLC (the "Parent"), a Connecticut limited liability company. The Company has several affiliates which are also majority owned by the Parent. The Parent and its subsidiaries, including the Company, are consolidated by Interactive Brokers Group, Inc. ("IBG, Inc."), a publicly traded U.S. corporation.

2. Significant Accounting Policies

Basis of Presentation

This statement of financial condition is presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP").

Use of Estimates

The preparation of statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in this statement of financial condition and accompanying notes. These estimates and assumptions are based on judgment and the best available information at the time. Therefore, actual results could differ materially from those estimates. Such estimates include valuation of certain investments, useful lives of property and equipment, accruals, and contingency reserves.

Fair Value

The Company applies the fair value hierarchy in accordance with FASB ASC Topic 820, "Fair Value Measurement" ("ASC Topic 820"), to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are:

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2   Quoted prices for similar assets in an active market, quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3   Prices or valuations that require inputs that are both significant to fair value measurement and unobservable.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes or to meet margin requirements at clearing houses and clearing banks.

IBKR Securities Services LLC
Notes to the Statement of Financial Condition
December 31, 2021
(Dollars in thousands, unless otherwise noted)

Cash Segregated for Regulatory Purposes

The Company carries a Proprietary Account of Brokers ("PAB") account for IB LLC. As a result, the Company is required to perform the computations for the assets in PAB accounts in accordance with the customer reserve computation set forth under the Customer Protection Rule and segregate or set aside cash or qualified securities to satisfy such regulation. At December 31, 2021, the Company held $1,000 in a segregated bank account, which was $1,000 in excess of its requirement of $0.

Restricted cash represents cash and cash equivalents that are subject to withdrawal or usage restrictions. Cash segregated for regulatory purposes meets the definition of restricted cash.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of the cash collateral advanced or received. Securities borrowed transactions require the Company to provide counterparties with collateral, which may be in the form of cash, letters of credit or other securities. With respect to securities loaned, the Company receives collateral, which may be in the form of cash or other securities in an amount generally in excess of the fair value of the securities loaned. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as permitted contractually. The Company's policy is to net, in the statement of financial condition, securities borrowed and securities loaned contracts entered into with the same counterparty that meet the offsetting requirements prescribed in FASB ASC Topic 210-20, "Balance Sheet – Offsetting" ("ASC Topic 210-20").

Receivables from Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include cash deposits for margin and clearing funds with clearing organizations and cash held at affiliated brokers.

Dividends and Interest

Interest is accrued on securities borrowed and securities loaned contract amounts, and other interest-bearing assets and liabilities. Dividends are accrued on equity securities owned and sold, but not yet purchased on ex-dividend date. Interest and dividends are included in dividends and interest receivable, and dividends and interest payable, respectively, in the statement of financial condition.

Property and Equipment

Property and equipment, which is included in other assets in the statement of financial condition, consist of computer equipment.

Property and equipment are recorded at historical cost, less accumulated depreciation. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method. Computer equipment is depreciated over three to five years. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the statement of financial condition. Fully depreciated assets are retired periodically throughout the year.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, "Income Taxes" ("ASC Topic 740"). The Company's deferred tax assets and liabilities, and reserves for unrecognized tax benefits are based on enacted tax laws and reflect management's best assessment of estimated future taxes to be paid. Determining income tax requires significant judgment and estimates.

The Company records tax liabilities in accordance with ASC Topic 740 and adjusts these liabilities when management's judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in payments that are different from the current estimates of these tax liabilities. The Company operates in the U.S. as a limited liability company that is treated as a partnership for U.S. federal income tax purposes. Accordingly, the Company's income is not subject to U.S. federal income taxes. Taxes related to income earned by partnerships represent obligations of the individual partners.

IBKR Securities Services LLC
Notes to the Statement of Financial Condition
December 31, 2021
(Dollars in thousands, unless otherwise noted)

FASB Standards Adopted During 2021

Standard	Summary of guidance	Effect on statement of financial condition
Income Taxes (Topic 740) *Issued December 2019*	• Simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740.	• Adopted January 1, 2021. • The adoption of the changes did not have a material impact on the Company's statement of financial condition.

FASB Standards issued but not adopted as of December 31, 2021

Standard	Summary of guidance	Effect on statement of financial condition
Business Combinations (Topic 805) *Issued October 2021*	• Requires companies to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, "Revenue from Contracts with Customers". At the acquisition date, an acquirer should account for the related revenue contracts as if it had originated the contracts.	• Effective date: January 1, 2023. • The changes are not expected to have a material impact on the Company's statement of financial condition.

3. Trading Activities and Related Risks

The Company manages its risks in accordance with established risk management policies and procedures. To accomplish this, management has established a risk management process that includes:

- a regular review of the risk management process by executive management as part of its oversight role;

- defined risk management policies and procedures supported by a rigorous analytic framework; and

- articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, its capital structure, and current and anticipated market conditions.

Credit Risk

The Company is exposed to the risk of loss if a customer, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). The Company has established policies and procedures for mitigating credit risk, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

For cash management purposes, the Company may enter into short term securities purchased under agreements to resell and securities sold under agreements to repurchase transactions ("repos") in addition to securities borrowing and lending arrangements, all of which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. Repos are collateralized by securities with a market value in excess of the obligation under the contract. Similarly, securities lending agreements are collateralized by deposits of cash or securities. The Company attempts to minimize credit risk associated with these activities by monitoring collateral values daily and requiring additional collateral to be deposited with or returned to the Company as permitted under contractual provisions.

IBKR Securities Services LLC
Notes to the Statement of Financial Condition
December 31, 2021
(Dollars in thousands, unless otherwise noted)

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2021, except for cash of $50,268 held at one major financial institution, the Company did not have any material concentrations of credit risk outside the ordinary course of business.

4. Financial Assets and Financial Liabilities

Financial Assets and Liabilities Not Measured at Fair Value

The table below represents the carrying value, fair value and fair value hierarchy category of certain financial assets and liabilities that are not recorded at fair value in the Company's statement of financial condition as December 31, 2021. The table below excludes all non-financial assets and liabilities.

	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Financial assets, not measured at fair value:					
Cash and cash equivalents	$ 59,637	$ 59,637	$ 59,637	$ —	$ —
Cash segregated for regulatory purposes	1,000	1,000	1,000	—	—
Receivables from brokers, dealers, and clearing organizations	9,756	9,756	—	9,756	—
Receivables from affiliates	58	58	—	58	—
Dividends and interest receivable	291	291	—	291	—
Other assets	277	277	—	—	277
Total financial assets, not measured at fair value:	$ 71,019	$ 71,019	$ 60,637	$ 10,105	$ 277
Financial liabilities, not measured at fair value:					
Securities loaned	$ 8	$ 8	$ —	$ 8	$ —
Payables to affiliates	920	920	—	920	—
Total financial assets, not measured at fair value:	$ 928	$ 928	$ —	$ 928	$ —

Netting of Financial Assets and Financial Liabilities

The Company's policy is to net securities borrowed and securities loaned that meet the offsetting requirements prescribed in ASC Topic 210-20. In the table below, the amounts of financial instruments that are not offset in the statement of financial condition but could be netted against cash or financial instruments with specific counterparties under master netting agreements, according to the terms of the agreements are presented to provide statement of financial condition readers with the Company's net payable or receivable with counterparties for these financial instruments.

IBKR Securities Services LLC
Notes to the Statement of Financial Condition
December 31, 2021
(Dollars in thousands, unless otherwise noted)

The following table sets forth the netting of financial assets and of financial liabilities, if any, as of December 31, 2021:

	Gross Amounts of Financial Assets and Liabilities Recognized	Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Amounts Not Offset in the Statement of Financial Condition (Cash or Financial Instruments)	Net Amount
Offsetting of financial liabilities					
Securities loaned	$ 8	$ —	$ 8	$ (8)	$ —
Total	$ 8	$ —	$ 8	$ (8)	$ —

Secured Financing Transactions – Maturities and Collateral Pledged

The following table presents gross obligations for securities loaned transactions by remaining contractual maturity and class of collateral loaned as of December 31, 2021:

	Remaining Contractual Maturity				
	Overnight and Open	Less than 30 days	30-90 days	Over 90 days	Total
Securities loaned					
Stocks	$ 8	$ —	$ —	$ —	$ 8
Total	$ 8	$ —	$ —	$ —	$ 8

5. Other Assets

The following table summarizes the amounts included in other assets in the statement of financial condition as of December 31, 2021:

Investments in associates	$	277
Property and equipment		3
Others		53
Total other assets	$	333

6. Commitments, Contingencies and Guarantees

Litigation

The Company accounts for potential losses related to litigation in accordance with FASB ASC Topic 450, "Contingencies." As of December 31, 2021, accruals for potential losses related to litigation matters were deemed not necessary.

Other Commitments

Certain clearing houses, clearing banks and firms used by the Company are given a security interest in certain assets of the Company held by those clearing organizations. These assets may be applied to satisfy the obligations of the Company to the respective clearing organizations.

IBKR Securities Services LLC
Notes to the Statement of Financial Condition
December 31, 2021
(Dollars in thousands, unless otherwise noted)

7. Related Party Transactions

The Company's related party transactions are mainly with its Parent, and some of its affiliates, primarily Interactive Brokers LLC ("IB LLC"), a registered broker-dealer in the U.S. All related party transactions have been executed under arm's length conditions.

In the normal course of business, the Company enters into securities, securities lending, and securities purchased under agreements to resell transactions with affiliates. Pursuant to various service fee arrangements, the Company receives services from IBG LLC and its affiliates, including administrative, consulting and other services. The related payables are included in payables to affiliates in the statement of financial condition.

Included in the statement of financial condition are the following amounts with related parties as of December 31, 2021:

Assets		
Receivables from brokers, dealers, and clearing organizations	$	2,050
Receivables from affiliates		58
Dividends and interest receivable		17
Total assets with related parties	$	2,125
Liabilities		
Securities loaned	$	8
Payables to affiliates		920
Total liabilities with related parties	$	928

8. Net Capital Requirements

The Company is required to maintain net capital in excess of the requirement calculated in accordance with the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires the Company, as a broker-dealer, to maintain minimum net capital in an amount not less than 250 thousand dollars. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2021, the Company had net capital of $67,243, which was $66,993 in excess of required net capital of $250.

9. Subsequent Events

As required by FASB ASC Topic 855, "Subsequent Events", the Company has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through the date the statement of financial condition was issued. No recordable or disclosable events, not otherwise reported in this statement of financial condition or the notes thereto, occurred.

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